Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

July 27, 2018

VIA EDGAR TRANSMISSION

Ms. Kim Browning

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FEG Absolute Access Fund I LLC (the “Fund” or the “Registrant”) (1933 Act Registration No. 333-199556; 1940 Act Registration No. 811-22527)

Dear Ms. Browning:

Set forth below are our responses to the comments that you provided on the Fund’s amendment to its registration statement on Form N-2 (the “Registration Statement”) via telephone on July 26, 2018. Page references are to the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on July 23, 2018. Defined terms have the same meanings as in the Registration Statement filed on July 23, 2018 unless otherwise defined herein.

1.         Comment: The Registrant previously provided in response 7 of its comment response letter filed on July 23, 2018 that “Class III is the only class of Units that charges a sales load. There are currently no arrangements that result in breakpoints in, or elimination of, sales loads for Class III Units.” Please confirm supplementally that should the foregoing change in the future, the Registrant will revise its Registration Statement accordingly, particularly with respect to Item 12(a)(2) of Form N-1A.

Response: The Registrant so confirms.

2.         Comment: Please file the Subscription Booklet referenced in the Registration Statement filed on July 23, 2018 as an exhibit to the Registration Statement via a POS EX filing.

Response: The Registrant will do so.

Ms. Kim Browning

July 27, 2018

3.          Comment: The Registrant previously provided in response 15 of its comment response letter filed on July 23, 2018 that “[o]nly Class III Units are offered with a sales load. Currently, no Class III Units are outstanding, and no such arrangements as described above exist.” Please confirm supplementally that should the foregoing change in the future, the Registrant will revise its Registration Statement accordingly.

Response: The Registrant so confirms.

4.         Comment: In the July 23, 2018 Registration Statement filing in the “Turnover” subsection of the “Strategy Risk” section, the Registrant provides that “[a] high volume of trading in a Portfolio Fund could also have negative tax implications for such fund, which, in turn, could negatively impact the Fund.” Please provide additional disclosure clarifying what negative tax implications could negatively impact the Fund.

Response: The Registrant will update the “Turnover” subsection to read as follows:

Some of the investment strategies a Portfolio Fund may employ may require a high volume of trading. Therefore, turnover and brokerage commissions may be greater than for other investment entities of similar size. A high portfolio turnover rate may result in higher levels of realized capital gains or losses with respect to the Portfolio Fund’s portfolio securities, and higher broker commissions and other transaction costs that are passed on to the Fund. A high volume of trading in a Portfolio Fund could also have negative tax implications for such Portfolio Fund due to an increase in short-term capital gain dividends and/or ordinary income dividends, which, in turn, could negatively impact the Fund. The Fund will not control the investment or operational activities of the Portfolio Funds and generally will be limited in its ability to avoid adverse tax consequences arising from such sources.

5.         Comment: Please edit references to the Fund’s subscription documents as needed for definitional consistency.

Response: The Registrant will make the requested change.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3328 or, in my absence, to Joshua Deringer at (215) 988-2959.

Very truly yours,

/s/ Andrew E. Seaberg
Andrew E. Seaberg

cc:	Joshua B. Deringer, Esq.

Kevin Conroy